Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to investors in Baker Hughes Incorporated and General Electric Company:

IMAGE OMITTED

GE Oil & Gas Overview

Supplemental Transaction Information

Selected Financial Information

November 7, 2016

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes Incorporated (“BHI”), Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and BHI (the “Combined Proxy Statement/Prospectus”). BHI and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and BHI will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents BHI and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BHI OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by BHI and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or BHI with the SEC on BHI’s website at http://www.bakerhughes.com or by contacting BHI Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, BHI, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 2, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of BHI is contained in BHI’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

IMAGE OMITTED

Caution concerning forward-looking statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and BHI. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; the projected future financial performance of GE Oil & Gas, BHI and Newco; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of BHI may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or BHI, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction;

(5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, BHI and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and BHI’s reports filed with the SEC, including GE’s and BHI’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor BHI undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

IMAGE OMITTED

IMAGE OMITTEDBuilding GE Oil & Gas

Focusing where technology makes the difference

($ in billions)

$14B+ invested 30+ acquisitions

1994

2004

2007

2008

2011

2012

2013

2014

2015

Total O&G orders

$1

$4

$10

$10

$16

$19

$20

$20

$15

(Cameron)

Reciprocating

Compression

Well Support

A Turbo

Developed

Entered

Expanded

Expanded to

Integrated &

Expanded in

Continue to build out capabilities to

Machinery

Service model &

Subsea

Capital Drilling

Flow and

expanded

Artificial & Rod

focus on specific segments

company

expanded in

segment

segment

Artificial Lift

sensing

Lift segment

Inspection

Technologies

Our Product Companies

GE Oil & Gas offers its customers a leading portfolio of advanced technology and optimization support across all oil and gas segments. We are a "fullstream" company, upstream to downstream, greenfield to brownfield, onshore and offshore.

2015 Revenues

$5.4B



TURBOMACHINERY SOLUTIONS

- Gas turbines
- Axial & centrifugal compressors
- Electric motor-driven compressors
- Turboexpanders and heat exchangers
- Modular LNG

$2.3B



DIGITAL SOLUTIONS

- Asset / vibration monitoring
- Pipeline integrity & inspection
- Non-destructive testing equipment & services
- Flow meters
- Installed sensing
- Leak detection
- Nuclear instrument

$2.2B



SURFACE

- Rod lift systems
- Electrical submersible pumps
- Downhole tools
- Surface wellheads
- Logging services
- Service and repair

$4.3B



SUBSEA SYSTEMS & DRILLING

- Subsea trees & wellheads
- Subsea power & processing
- Manifolds
- Flexible risers & flow lines
- BOPs
- Drilling systems

$2.2B



DOWNSTREAM TECHNOLOGY SOLUTIONS

- Steam turbines
- Recip. compressors
- High-speed recip. compressors
- Pumps, valves and fuel gas systems

Note: Revenues across product companies may not add to the total due to the use of rounded numbers. The mathematical aggregation of revenue reported for GE O&G's five sub-segments differs from revenue reported for GE O&G as a whole due principally to eliminations on inter-sub-segment sales of products and services, which are reflected as an adjustment to the revenue reported for GE O&G but not as an adjustment to the revenue reported for each of the five sub-segments. In addition, revenue and orders for GE O&Gs five sub-segments have been recast retrospectively (with no impact on GE O&G as a whole) to reflect the effect of internal realignments of individual businesses within GE O&G.

5

IMAGE OMITTED

✓ Technology leader with strong differentiation

Turbomachinery Solutions

✓ Attractive service business – 10-20+ year contracts

✓ GE store: Advanced Manufacturing, Aeroderivatives

Gas Turbines, Predictive Analytics, technology from

Aviation & Power

Key offerings

IMAGE OMITTED

Gas Turbines IMAGE OMITTED

IMAGE OMITTEDIMAGE OMITTED

Heavy duty

Aeroderivative

Industrial

IMAGE OMITTEDIMAGE OMITTED

Centrifugal

Applications

IMAGE OMITTED

Large scale

Offshore

Oilfield

Pipeline

Small-scale

liquefied

power &

power & gas

Compression

modular

natural gas

processing

(re)injection

LNG

Business drivers

IMAGE OMITTED

compressors

IMAGE OMITTED

Small-scale & IMAGE OMITTED modular liquefied natural gas

IMAGE OMITTEDIMAGE OMITTED

New Units

~55% 2015 Revenues

IMAGE OMITTED

Greenfield projects: liquefied natural gas, offshore, onshore fields, pipelines

Brownfield extensions and upgrades

Delivery ~2 years after order/final investment decision

Long-term service agreements IMAGE OMITTED

IMAGE OMITTEDIMAGE OMITTED

Transactional services IMAGE OMITTED

IMAGE OMITTED

Aftermarket Services

~45% 2015 Revenues

IMAGE OMITTED

Long-term agreements (55%) … typically signed with equipment award

Transactional and event-based (45%)

Digital Solutions

IMAGE OMITTED

Core Industries

OIL & GAS

Leading positions in high-tech niches

Cutting-edge next-gen measurement and controls

GE store: Sensing, Robotics, Controls, Predix, Asset Performance Management

IMAGE OMITTED

Product Line Platforms

IMAGE OMITTED

40%

POWER GEN

30%

AEROSPACE

OTHER

8% 22%

Condition

Monitoring

Monitors

Field devices

Tech support

System 1® software

Machinery diagnostics

Inspection

Technologies

Ultrasonic, eddy current

Remote visual

CR/DR, X-Ray, CT

Software

Pipeline

Solutions (PII)

Inspection services O&G transmission pipelines

Integrity data analysis & engineering

Software tools

Remote monitoring

Control

Solutions

Control system upgrade/retrofit projects

Parts and services

Cyber security

Software and HMIs

Mechanical solutions

Measurement

& Sensing

Sensors

Nuclear instrumentation

Flow (Panametrics)

Gas and moisture

Pressure (Druck)

Software

& Services

Software platform apps

GE Predix technology

Plant-wide machinery health services

Repair & calibration svcs

• Inspection services

Surface

Short-cycle, service focused offerings, expanding presence in unconventionals

GE store: Material Science for seals and coatings, High Temperature electronics

IMAGE OMITTED

Key offerings Major customers ’15 Revenue profile Key brands

IMAGE OMITTED

Production solutions

IMAGE OMITTED

• Artificial Lift

– Electrical submersible pumps

– Rod lift systems

– Progressing cavity pumps

• Well services

– Production & cased hole logging services, E-line, slickline

– Pipe Recovery & perforation

International, National, & Independent Oil Companies

E&P operators

IMAGE OMITTED

NAM ~55%

RoW ~45%

Wood Group

IMAGE OMITTED

Well Support

IMAGE OMITTED

Evaluation &

✓ E&P operators

optimization • Downhole tools

• Drilling measurements & sensing

✓ Oilfied service companies

• Monitoring & completion systems

IMAGE OMITTEDIMAGE OMITTED

Pressure

•

Well control equipment

✓ Mostly Onshore

control

•

Surface wellheads

✓ International, National, &

•

Production trees

IMAGE OMITTEDIndependent Oil Companies

• Frac rentals & flowback

✓ E&P operators

IMAGE OMITTED

NAM ~25%

RoW ~75%

NAM ~35%

RoW ~65%

Field

Vantage

IMAGE OMITTED

Wood Group

Well Support

Subsea Systems & Drilling

Long-cycle, high technology segment

✓

Industry first: 20K PSI BOP, Performance based contracts

GE store: Subsea Processing and Power, Flow assurance, Aviation product governance

IMAGE OMITTED

Key offerings Major customers Business drivers Key brands

IMAGE OMITTED

•

Trees, Manifolds & Connections

✓ International, National, &

•

Controls & Actuators

Independent Oil Companies

•

Wellheads, Connectors & Pipes

✓ Specialized developers

•

Power & Processing

Subsea

•

Life of field management

Production

•

Well construction &

Systems &

intervention

Services

IMAGE OMITTEDIMAGE OMITTED

Subsea project FIDs … greenfield & brownfield

Mid-life upgrades … electrical submersible pump. controls

Well intervention and workover campaigns

Flexible production risers, flowlines & jumpers

Wellstream • Riser integrity management flexible pipes

IMAGE OMITTED

International, National, & Independent Oil Companies

Engineering & Procurement Compaies

IMAGE OMITTED

Adoption of flexible risers for FPSO projects

Riser integrity management activity

IMAGE OMITTED

•

Blowout Preventers (BOPs)

✓ Drilling companies

•

Deepwater drilling vessel

•

Marine drilling risers

✓ International, National, &

newbuilds/upgrades

•

BOP controls & monitoring

•

Post-Macondo BOP

Drilling

Independent Oil Companies

•

Inspection & repair services

standards

products &

•

Long-term service agreements

•

Inspection & certification

services

•

Adoption of performance

IMAGE OMITTEDbased service

IMAGE OMITTED

agreements

IMAGE OMITTED

Downstream Technology

Key offerings

Downstream Products & Services (DP&S) IMAGE OMITTED

Steam turbines

Reciprocating compressors

•

Services & diagnostics

IMAGE OMITTEDIMAGE OMITTED
Large Installed Base

✓ More Stable through cycles

✓ GE store: Rotating Equipment Technology, Predictive Analytics, Steam Turbines Tech

Applications

Refining,

Process &

Compression

Petrochem &

general

for upstream

Fertilizers

industrial

oil & gas

Major customers

Flow & Process Technologies (F&PT)

Valves

Pumps

Regulators & Actuators

Oil Companies Petrochemical companies

✓ International

✓ National General industrial companies

✓ Independent

Business drivers

Reciprocating compression

High speed compressors IMAGE OMITTED

•

Ajax integral& separable compressors

Modular CNG solutions

IMAGE OMITTEDIMAGE OMITTED

DP&S: project business + aftermarket for refineries, petrochem & fertilizer plants

F&PT: project + flow for downstream & process industries

Reciprocating compressors … mainly upstream

… gas lift, natural gas for power generation.

Shale gas infrastructure levered

The GE Store

in GE, every business can share & access the same technology, markets, structure & intellect. governed by culture & simplification.

GE Store principle:

Contribute

Crowdsource

Collaborate

Insourced components:

Alternators and computational fluid dynamics from Aviation

Turbine technology from Oil & Gas + Marine to Transportation

Ceramic Matrix Composites (CMCs), from Oil & Gas to Aviation

And more ...

üCross-industry technology

Supported by GE Capital:

Financing infrastructure investments

POWER

IMAGE OMITTED

Combustion science and services, installed base

AVIATION

ENERGY CONNECTIONS

Electrification, controls

Advanced materials,

and power conversion

manufacturing,

technology

and engineering

productivity

GLOBAL

GLOBAL

GROWTH

RESEARCH

ORGANIZATION

HEALTHCARE

CULTURE &

RENEWABLE ENERGY

Diagnostics

SIMPLIFICATION

technology—a first-

Sustainable power

mover and anchor in

systems and storage

growth markets

GE DIGITAL

GE CAPITAL

(Predix)

(Financing)

OIL & GAS

LIGHTING

Services and

LED is gateway to

technology—

energy efficiency

a first-mover in

growth regions

TRANSPORTATION

Engine technology and localization in growth regions

GE O&G – financial summary

($ in billions)

Summary financials Orders by geography (FY’15)

IMAGE OMITTED

2013

2014

2015

Orders

19.9

20.1

15.1

Equip.

10.9

10.2

6.6

Svcs.

9.0

9.9

8.5

Revenue

17.3

19.1

16.5

YoY variance%

10.1%

(13.8%)

EBITDA%-a)

16.4%

17.5%

18.4%

2.8

3.3

3.0

EBITDA-a)

IMAGE OMITTEDIMAGE OMITTED

Asia ~16%

IMAGE OMITTED

NAM

~27%

Middle East,

North Africa &

Turkey ~15%

Latin America

~14%

Sub-Saharan Africa

~12% Russia & CIS Europe, ~12%

~4%

Backlog

$23.9

$25.0

$22.9

$21.6

Equipment 13.0

12.0

9.5

7.2

IMAGE OMITTEDIMAGE OMITTED

FY'13 FY'14 FY'15

EBIT-a)

2.4

2.8

2.4

EBIT%-a)

13.6%

14.5%

14.8%

CAPEX

0.7

0.6

0.5

Services 10.9

12.9

13.4

14.4

FY'13

FY'14

FY'15

3Q'16 YTD

Resilient service revenue stream ~2x margin vs Equipment

IMAGE OMITTED

Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data. (a- Non-GAAP measure, EBIT is equivalent to Segment Profit

IMAGE OMITTED

Supplemental

Transaction Information

Summary of transaction structure


BAKER HUGHES
Shareholders
$17.50/sh dividend
100%
62.5%
Newco, Inc.
(NYSE listed)
37.5%
$7.4B cash
Baker Hughes, a GE company
(operating partnership)
GE Oil & Gas
+ $7.4B cash
BAKER HUGHES

Both Baker Hughes, a GE Company and NYSE listed Baker Hughes will file public financials

- **GE contributes GE Oil & Gas and $7.4B of cash, and BHI transfers its business to the Partnership:**
  - BHI transfers 100% of its assets and liabilities to a newly formed Partnership in exchange for 37.5% of its equity owned through a newly NYSE listed corporation ("new Baker Hughes")
  - GE transfers its Oil & Gas business and $7.4B of cash in exchange for 62.5% of its equity
  - GE's $7.4B cash to the Partnership to be used to fund a $17.50 per share dividend to the existing Baker Hughes shareholders
- **There will be no incremental net debt on new Baker Hughes or the Partnership as a result of the transaction**
  - Neither the Operating Partnership nor BHI will incur any debt to fund the $17.50 special dividend
  - It is currently expected that the ratings of the new Baker Hughes will be A+ from S&P and A3 from Moody's
- **At the closing of the transaction, the Baker Hughes shareholders will receive Class A shares in the new Baker Hughes on a one-for one basis (representing their 37.5% Ownership) and GE will receive Class B shares (which represents its 62.5% voting ownership)**
- **At the closing of the transaction, the "float" of new Baker Hughes will be substantially the same as it was immediately prior to the transaction**
  - Baker Hughes shareholders will receive 100% of the class A shares, which will represent 100% of the free float
- **The Class B shares held by GE will be subject to the restrictions in the Stockholders Agreement**

14

Overview of Shareholders' protections

Board Composition	■ "New" Baker Hughes board will consist of 9 directors; 4 designated by Baker Hughes and 5 designated by GE — GE designees: Jeff Immelt, GE Chairman & CEO, will serve as "New" Baker Hughes Chairman + 4 other directors — BHI designees: Martin Craighead, Baker Hughes Chairman & CEO, will be "New Baker Hughes" Vice Chairman + 3 other independent directors
Standstill	■ Five-year standstill restriction on purchases of "New" Baker Hughes shares by GE
Squeeze-out Transactions	■ Majority of minority stockholder approval condition ■ Approval of Special Committee of independent non-GE directors
Restrictions on Transfer to Third Parties	■ Two-year lock-up on transfer or sale of any "New" Baker Hughes shares (includes tax free spin / split-off / RMT), except to GE affiliates, unless approved by the Special Committee of independent non-GE directors ■ After year 2, permitted to sell in a widely distributed public offering or in connection with the sale of the entire company to a third party
GE Non-Compete	■ GE will not compete in the oil and gas business from the closing until the expiration of a period of 2 years following the date on which GE no longer controls "New" Baker Hughes, subject to certain exceptions

Source: https://www.sec.gov/Archives/edgar/data/808362/000095010316017539/dp69954_8k.htm

15

2018 New Baker Hughes Pro-forma EBITDA-a)

($ in billions)

~$6.4B ~21.5%

EBITDA Margin

IMAGE OMITTED

~19.4%

~$5.2B ~18.3%

~$5.5B EBITDA Margin

EBITDA Margin

As presented on 10/31

Adjusted

Normalized run-rate

GE Oil & Gas

$2.4

$2.4

$2.4

Baker Hughes

2.4

2.4

2.4

Cost Synergies

0.6

0.6

1.2

Rev. Synergies

0.1

0.1

0.4

Restructuring

costs / other

(0.3)

-

-

~$5.2

~$5.5

~$6.4

IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED

(a- GE O&G and Baker Hughes estimates; non-GAAP measure

Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data.

Deal valuation overview

($ in billions)

Combined value

Implied Price/sh

BHI market cap-a)

$23.4

~$55

GE Oil & Gas

$28.5

’18E EBIT $1.8B @ 15.8x

Equity Value

$51.9

’18E EBITDA $2.4B @ 11.8x

Plus: Synergy PV

$13.7

Total New BHI

$65.6

Value to BHI shareholders

BHI share (37.5% x $65.6B)

$24.6

~$58

Cash dividend

$7.4

Total value to BHI

$32.0

~$76

Total premium:

~37%

IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED

Valuation Benchmark

IMAGE OMITTED

’18x

Through the cycle

Average:

EBITDA/EBIT

EBITDA/EBIT%

OFSE-b)

~11.8x /

20% /

~18.3x

17%

OFS-c)

~9.3x /

20% /

~16.8x

13%

IMAGE OMITTED

GE O&G selected competitors

Siemens

Honeywell

FMC Technologies

Dover

Emerson

Aker Solutions

Weir

Dril-Quip

Schlumberger

Flowserve

Roper

NOV

(b- OFSE benchmark includes FMC, Dril-Quip, NOV, Weir, Flowserve

(c- OFS benchmark includes Schlumberger, Halliburton, Baker Hughes, Weatherford

IMAGE OMITTED

(a- Based on undisturbed price

IMAGE OMITTED

Selected Financial

Information

GE Oil & Gas selected financial data

($ in millions)

FY'13

FY'14

FY'15

3Q'15 YTD

3Q'16 YTD

Revenue ($MM)

17,341

19,085

16,450

12,096

9,497

Segment Profit / EBIT ($MM)-a)

2,357

2,758

2,427

1,712

981

Segment Profit Margin / EBIT-a)

13.6%

14.5%

14.8%

14.2%

10.3%

Depreciation & Amortization ($MM)

481

585

596

451

434

EBITDA ($MM)-a)

2,838

3,343

3,023

2,163

1,415

EBITDA %-a)

16.4%

17.5%

18.4%

17.9%

14.9%

Capex % of revenue

4.2%

3.4%

3.2%

3.3%

3.2%

IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED

Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data. (a- non-GAAP measure

GE Oil & Gas selected financial data

($ in millions)

FY'13

FY'14

FY'15

3Q'15 YTD

3Q'16 YTD

Revenue ($MM)

17,341

19,085

16,450

12,096

9,497

Equipment

8,852

10,158

8,329

6,182

4,403

Services

8,488

8,926

8,121

5,914

5,093

Sub Segment Revenue ($MM)

Turbomachinery Solutions

5,369

5,787

5,431

3,723

3,123

Digital Solutions

3,131

2,478

2,333

1,701

1,579

Surface

2,468

3,208

2,192

1,736

1,021

Subsea Systems & Drilling

4,115

4,893

4,304

3,289

2,216

Downstream Technology Solutions

2,295

2,705

2,216

1,664

1,603

Backlog ($MM)

23,869

24,990

22,862

23,125

21,597

Equipment

13,017

12,049

9,454

10,460

7,152

Services

10,851

12,942

13,408

12,665

14,445

Orders ($MM)

19,945

20,072

15,137

11,809

7,740

Equipment

10,935

10,183

6,618

5,397

2,389

Services

9,010

9,888

8,519

6,412

5,351

Sub Segment Orders ($MM)

Turbomachinery Solutions

6,248

6,904

5,088

4,250

2,649

Digital Solutions

3,329

2,570

2,300

1,647

1,553

Surface

2,572

3,291

2,008

1,601

1,087

Subsea Systems & Drilling

5,566

4,340

2,962

2,375

1,005

Downstream Technology Solutions

2,230

2,967

2,778

1,935

1,446

IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED

Note: See footnotes hereto included on page 21, which are an integral part of the selected financial data.

GE Oil & Gas selected financial data

Notes

• Revenue and Segment Profit represent reported amounts disclosed as industrial operating segment results within General Electric Company’s annual and quarterly SEC filings, which are prepared in conformity with U.S. generally accepted accounting principles. Such information has been prepared solely for purposes of consolidation by GE, and not for stand-alone financial reporting purposes.

• Segment revenues include revenues and other income related to the segment. Segment profit is determined based on internal performance measures used by the Chief Executive Officer (CEO) to assess the performance of each business in a given period. In connection with that assessment, the CEO may exclude matters such as charges for restructuring; rationalization and other similar expenses; acquisition costs and other related charges; technology and product development costs; certain gains and losses from acquisitions or dispositions; and litigation settlements or other charges, for which responsibility preceded the current management team. For each of the years ended December 31, 2013, 2014 and 2015 and for each of the nine-month periods ended September 30, 2015 and 2016, excluded net charges (pre-tax) aggregated $0.2B, $0.2B, $0.5B, $0.4B and $0.7B, respectively. The charges in 2015 and 2016 predominately relate to restructuring, rationalization & other similar expenses. Intercompany transactions are reflected in Revenue and Segment Profit on the basis of GE policies and procedures.

• Segment profit excludes the portion of earnings or loss attributable to non-controlling interests of consolidated subsidiaries, and as such only includes the portion of earnings or loss attributable to our share of the consolidated earnings or loss of consolidated subsidiaries. Segment profit also excludes interest and other financial charges and income taxes. For purposes of this presentation, segment profit may also be referred to as EBIT. Certain GE corporate costs, such as shared services, employee benefits and information technology are allocated to our segments based on usage. A portion of the remaining corporate costs is allocated based on each segment’s relative net cost of operations.

• Revenue, Sub-Segment Revenue and Segment Profit reflect the historical operations of acquired businesses from their date of acquisition and the historical operations of divested businesses through their date of disposal. Such activities include, but are not limited to:

-       the Advanced Sensors and Wayne dispositions within Digital Solutions on December 19, 2013 and June 20, 2014, respectively;

-       the Industrial Air & Gas Technology disposition and the Reciprocating Compression acquisition within Downstream Technology Solutions on June 30, 2015 and June 2, 2014, respectively;

-       the Lufkin acquisition within Surface on July 1, 2013; and

-       the Salof acquisition within Turbomachinery Solutions on May 31, 2013, respectively.

• The mathematical aggregation of revenue reported for GE O&G's five sub-segments differs from revenue reported for GE O&G as a whole due principally to eliminations on inter-sub-segment sales of products and services, which are reflected as an adjustment to the revenue reported for GE O&G but not as an adjustment to the revenue reported for each of the five sub-segments. In addition, revenue and orders for GE O&Gs five sub-segments have been recast retrospectively (with no impact on GE O&G as a whole) to reflect the effect of internal realignments of individual businesses within GE O&G.IMAGE OMITTED

IMAGE OMITTED